UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CPFL ENERGIA

1Q08

CPFE3 NOVO MERCADO BOVESPA BRASIL

CPL LISTED NYSE

CPFL Energia – Highlights 1Q08

- 8.1% increase in concession area sales[1]
- Commercial start-up of Castro Alves HPP in March/2008
- Carbon Credit auction from Monte Claro HPP with € 9.8 million estimated revenue
- Establishment of Administrative Vice-Presidency, focused on rationalization and competitiveness in corporative costs (infrastructure, logistic, supply and IT)
- Expansion in new businesses, with VAS, "CPFL Total" and "CPFL Atende"
- Proxy Statement´s launching in February/2008
- CPFL Energia's shares appreciated 9.1%, above the IEE and Ibovespa´s indexes
- Periodic tariff revision[2]: CPFL Paulista (Apr/07: 7.06%, CPFL Piratininga (Oct/07: -10.11%), RGE (Apr/07: 6.05%), Semesa (Jan/08: 7.75%), CPFL Santa Cruz (Feb/08: -7.13%) and CPFL Jaguariúna[3] (Feb/08: -5.65%; -3.57%; -1.58%; and -1.65%)
- Provision of tariff revision recalculation, related to the seasonalization of contract, impacting CPFL Paulista, CPFL Piratininga and CPFL Brasil


CPFL
ENERGIA

1) 4.8% excluding the acquisition of CPFL Jaguariúna 2) With Financial Components
3) See page 2

CPFL Energia – Corporate Structure


VBC
28.6%¹
PREVI
31.1%
Sistel
PETROS
12.7%
Free Float
27.6%
CPFL ENERGIA
Distribution
100%
CPFL PAULISTA
100%
CPFL PIRATININGA
100%
RGE
99,99%
CPFL SANTA CRUZ
96.56%
CPFL LESTE PAULISTA
90.15%
CPFL JAGUARI
87.80%
CPFL SUL PAULISTA
89.75%
CPFL MOCOCA
100%
CPFL JAGUARIÚNA
Commercialization
100%
CPFL BRASIL
100%
CPFL MERIDIONAL
99.95%
Sul Geradora
100%
CPFL CONE SUL
100%
CPFL PLANALTO
89.81%
CPFL SERVIÇOS
Generation
100%
CPFL GERAÇÃO
100%
CPFL Sul
65%
Ceran
25.01%
BAESA
48.72%
Enercan
51%
Foz do Chapecó
90.15%
Jaguari
59.93%
Paulista Lajeado

1) Including 0.2% from others   Note: Position March 31st 2008

1Q08 CPFL's Sales

Concession Area Sales (GWh)



8.1%
4.8%
11.152
12.050
2.600
2.882
8.552
9.168
10.8%
7.2%
1Q07
1Q08
CAPTIVE
TUSD



7.4%
4.6%
Residential
6.3%
4.2%
Commercial
5.8%
0.7%
Industrial
15.3%
5.1%
Rural
7.7%
4.5%
Others
10.8%
9.5%
TUSD
With acquisition¹
Without acquisition¹

1Q08 CPFL Energia's market growth was higher than Brazil, Southeast and South regions

Free Market Sales (GWh)



14.8%
1.817
2.085
1Q07
1Q08

Total Energy Sales (GWh)



8.5%
10.368
11.253
1Q07
1Q08

Concession Area Sales (GWh)



CPFL
8.1%
4.8%²
Brazil²
4.3%
CPFL
4.4%
Southeast²
3.9%
CPFL
6,3%
South²
5.9%

Note: excludes intercompany transactions (consolidation accounting basis), CCEE and generation sales (except to the free market).
1) CPFL Jaguariúna 2) Source: EPE (1Q08)

Net Revenue Excluding non-recurring effects
R$ 2,524 million (1Q08)
▲ 17.2%
R$ 2,153 milhões (1Q07)

Non-recurring effects R$ Million

1Q08		
−	60	CPFL Brasil: devolution CCEE (seasonalization effect)
+	16	CPFL Paulista: receiving of CCEE (seasonalization effect)
+	4	CPFL Piratininga: receiving of CCEE (seasonalization effect)
TOTAL 1Q08	− 40	

Net Revenue Reported
R$ 2,484 million (1Q08)
▲ 15.4%
R$ 2,153 million (1Q07)

EBITDA
Excluding non-recurring effects

R$ 829 million (1Q08)

▲ **5.0%**

R$ 790 million (1Q07)

Non-recurring effects
R$ Million

1Q08

−	40	Net Revenue
−	79	CPFL Paulista - Energy Cost (seasonalization effect)
−	46	CPFL Piratininga - Energy Cost (seasonalization effect)
−	19	Castro Alves HPP - Energy Cost (delayed start up)
TOTAL 1Q08	−	**183**

1Q07

+	79	Energy Cost - 2005/06 IRT CPFL Paulista's recalculation
TOTAL 1Q07	+	**79**

EBITDA
Reported

R$ 646 million (1Q08)

▼ **-25.7%**

R$ 869 million (1Q07)

Net Income Excluding non-recurring effects
R$ 398 million (1Q08)
▲ 4.5%
R$ 381 million (1Q07)

Non-recurring effects
R$ Million

1Q08		
−	183	EBITDA
−	5	CPFL Brasil - Financial Expenses (seasonalization effect)
+	64	IR/CSLL taxes on non-recurring effect
TOTAL 1Q08	−	**125**

1Q07		
+	79	EBITDA
−	27	IR/CSLL taxes on non-recurring effect
+	40	Tax Credit of Semesa`s incorporation in CPFL Geração
TOTAL 1Q07	+	**92**

Net Income Reported
R$ 273 million (1Q08)
▼ -42.3%
R$ 473 million (1Q07)

Net Revenue – R$ million


15.4%
2,153
372
19
(7)
(12)
2,524
(40)
2,484
17.2%
Net Revenue 1Q07
Gross Energy Sales Revenue[1]
VAS and CPFL Total's Revenue
TUSD Revenue
Revenues Deductions and others
Net Revenue 1Q08 excluding non-recurring effects[1]
1Q08 Non-recurring effects[1]
Reported Net Revenue 1Q08

17.2% Net Revenue increase (R$ 371 million)

- 11.9% Energy Sales Gross Revenue increase (R$ 372 million)[1]
  - 8.5% Total Energy Sales increase
    - Addition of CPFL Jaguariúna (R$ 104 million)
  - Tariff Adjustment of CPFL Paulista (Apr/07: 7.06%, CPFL Piratininga (Oct/07: -10.11%), RGE (Apr/07: 6.05%), Semesa (Jan/08: 7.75%), CPFL Santa Cruz (Feb/08: -7.13%) and CPFL Jaguariúna[3] (Feb/08: -5.65%; -3.57%; -1.58%; and -1.65%)
- 478.9% Value Added Services and CPFL Total's Revenue increase (R$ 19 million)
- 3.7% TUSD Revenue decrease (R$ 7 million)
- Revenues Deductions and others (R$ 12 million)

1) Includes low income costumers subvention 2) 1Q08 Non-recurring effect: seasonalization not approved by ANEEL 3) See page 2

EBITDA – R$ million


869
(79)
790
371
(279)
(48)
(5)
829
-25.7%
(183)
646
5.0%
Reported 1Q07 EBITDA
1Q07 Non-recurring effect¹
1Q07 EBITDA excluding non-recurring effect¹
Net Revenue
Energy Costs and Charges
Operating Costs and Expenses
Non-Operating Result and Others²
1Q08 EBITDA excluding non-recurring effects³
1Q08 Non-recurring effects³
Reported 1Q08 EBITDA

5.0% EBITDA increase (R$ 39 million)

- ⊕ 17.2% Net Revenue increase (R$ 371 million)
- ⊖ 24.7% Energy Costs and Charges increase (R$ 279 million)
  - ⊖ Addition of CPFL Jaguariúna (R$ 34 million)
  - ⊖ 2001 Parcel A Amortization (R$ 62 million)[4]
  - **16.1% excluding effects**
- ⊖ 20.8% Operating Costs and Expenses increase (R$ 48 million)
  - ⊖ Addition of CPFL Jaguariúna (R$ 20 million), Campos Novos HPP and Castro Alves HPP (R$ 1 million)
  - **11.8% excluding new companies**
- ⊖ Non-operating Result and Others[2] (R$ 5 million)

1) 1Q07 Non-recurring effect: CPFL Paulista's 2005-06 IRT recalculation 2) Minority state 3) 1Q08 Non-recurring effect: seasonalization not approved by ANEEL and energy purchased due to Castro Alves HPP start-up's delay 4) Zero effect in EBITDA

Net Income – R$ million


473
(92)
381
39
(5)
(17)
398
42.3%
(125)
273
4.5%
Reported 1Q07 Net Income
1Q07 Non-recurring effects[1]
1Q07 Net Income excluding non-recurring effects1
EBITDA
Financial Result
IR/CSLL and others[2]
1Q08 Net Income excluding non-recurring effects3
1Q08 Non-recurring effects[3]
Reported 1Q08 Net Income

4.5% Net Income increase (R$ 17 million)

- 5.0% EBITDA increase (R$ 39 million)
- 5.0% Financial Result decrease (R$ 5 million)
  - 6.8% Financial Revenue increase (R$ 7 million)
    - CPFL Geração SPP's Carbon Credits (R$ 1 million)
  - 5.9% Financial Expenses increase (R$ 12 million)
    - Campos Novos HPP and Castro Alves HPP financing (R$ 8 million)
- Income Tax, Social Contribution increase and Others[2] (R$ 17 million)

1) 1Q07 Non-recurring effect: CPFL Paulista's 2005-06 IRT recalculation net effect + Semesa`s merger tax credit 2) Depreciation, Amortization and Private Pension Fund
3) 1Q08 Non-recurring effects: seasonalization not approved by ANEEL and energy purchase due to Castro Alves HPP commercial start-up delay

Participation of business segments in the CPFL Energia's results

1Q08 EBITDA Breakdown[1]


G
18%
C
12%
D
70%

1Q08 Net Income Breakdown[1]


G
12%
C
16%
D
72%

Margin Evolution[1]


36.7%
32.8%
EBITDA Margin
Net Margin
17.7%
15.8%
1Q07
1Q08

Excluding non-recurring effects, EBITDA margin exceeded 30%

Note: % breakdown not consider eliminations among companies in the Group

1) 1Q07 and 1Q08 results without non-recurring effects

Conclusion of the 2nd Periodic Tariff Revision cycle for the Group's distributors, with CPFL Paulista and RGE's indexes released in April

	Oct/07	Feb/08	Feb/08	Feb/08	Feb/08	Feb/08	Apr/08	Apr/08
	CPFL PIRATININGA	CPFL SANTA CRUZ	CPFL LESTE PAULISTA	CPFL JAGUARI	CPFL MOCOCA	CPFL SUL PAULISTA	CPFL PAULISTA	RGE
Public Hearing	-10.98%	-7.53%	-11.54%	-8.86%	-7.57%	-7.87%	-10.28%	1.44%
Tariff Revision Index[1] (with financial components)	-10.11%	-7.13%	-1.65%	-1.58%	-5.65%	-3.57%	-13.61%	4.77%

1) Tariff Revision indexes still provisional

Conclusion of the 2nd Periodic Tariff Revision cycle for the Group's distributors, with CPFL Paulista and RGE's indexes released in April

	1st Cycle 2003[1]	2st Cycle 2007/08				
	CPFL Paulista, CPFL Piratininga and RGE	CPFL Paulista, CPFL Piratininga and RGE		Acquisitions (CPFL Santa Cruz and CPFL Jaguariúna)	Total	
Gross RAB	8,173	9,897	21%	528	10,425	28%
Net RAB	3,857	4,547	18%	284	4,832	25%
Parcel B[1]	1,823	2,206	21%	173	2,378	30%
Reference Company	783	1,028	31%	104	1,132	45%

R$ million

In april/08, ANEEL approved tariff revision indexes[2] of -13.61% for CPFL Paulista and 4.77% for RGE

Note: Nominal values
1) Values for the 1st e 2nd cycle using the same methodology: 2nd cycle - exclude PIS/COFINS and R&D charges
2) With financial components

Consolidation with scale gains and operating efficiency



1Q07 1Q08
Delinquency¹ (%)
1Q08 Delinquency Recovery²:
R$ 73 Million
0.2 p.p.
0.4
0.6
CPFL Jaguari
0.1 p.p.
0.5
0.6
CPFL Sul Paulista
0.0 p.p.
0.8
0.8
CPFL Leste Paulista
-0.3 p.p.
1.3
1.0
CPFL Santa Cruz
-0.1 p.p.
1.3
1.2
CPFL Piratininga
-0.3 p.p.
1.4
1.1
CPFL Paulista
-0.4 p.p.
1.5
1.1
CPFL Mococa
-0.5 p.p.
3.7
3.2
RGE
-0.3 p.p.
1.8
1.5
Consolidated

Rebillig Index - to each 10 thousand billed accounts



Customers satisfaction and costs reduction
ABRADEE³ average = 6.7
-13.3%
1.5
1.3
RGE
-18.2%
2.2
1.8
CPFL Piratininga
-5.0%
2.0
1.9
CPFL Paulista
24.5
-82.4%
4.3
CPFL Sta Cruz
1.1
CPFL Leste Paulista
1.5
CPFL Mococa
1.6
CPFL Sul Paulista
1.8
CPFL Jaguari
-14.3%
2.1
1.8
Consolidated⁴

1) Bills overdue for more than 30 days - % of total billing; 2) CPFL Paulista, CPFL Piratininga and RGE. Until Dec/08, all distributors will be covered;
3) Source: ABRADEE (Last available figures) - Simple average of the competitors distributors to 2006 ABRADEE prize; 4) 1Q07 consolidated figures exclude CPFL Jaguariúna

Consolidation with scale gains and operating efficiency



1Q07
1Q08
Brazilian Average¹
DEC - Hours
16.0
-12.4%
6.5
5.7
-19.9%
7.3
5.8
-10.1%
7.1
6.4
0.4%
6.7
6.8
4.0%
6.8
7.1
30.7%
5.5
7.2
3.3%
10.8
11.2
-16.3%
18.9
15.8
-6.6%
9.1
8.5
CPFL Santa Cruz
CPFL Mococa
CPFL Leste Paulista
CPFL Paulista
CPFL Piratininga
CPFL Jaguari
CPFL Sul Paulista
RGE
Consolidated



FEC - times
12.0
-4.5%
8.2
7.8
-23.7%
9.0
6.9
9.6%
7.1
7.8
5.7%
5.6
5.9
6.1%
5.6
5.9
-2.0%
6.7
6.5
10.4%
8.4
9.3
-14.5%
11.8
10.1
-1.4%
6.9
6.8
CPFL Santa Cruz
CPFL Mococa
CPFL Leste Paulista
CPFL Paulista
CPFL Piratininga
CPFL Jaguari
CPFL Sul Paulista
RGE
Consolidated

1) Source ANEEL - last available figures (Feb/08)

CPFL ENERGIA

Establishment of Administrative Vice-Presidency, with focus on optimization and competitiveness

Administrative VP

Infrastructure	Logistics	Supply	IT
1,073 properties 2,323 vehicles in the fleet	02 Distribution Centers 141 Supply points	R$ 1.1 bi/year in purchases of materials and contracts of services	R$ 100 million in pluriannual contracts

Main Targets

- Processes' optimization and operating costs reduction
- Lower marginal costs and increased competitiveness in acquisitions of companies
- Effectiveness and quickness on synergies capture

Projects under construction: 14 de Julho HPP and Foz do Chapecó HPP

GENERATION

14 de Julho HPP



CPFL's stake (65%)

89% completed

- 93% of **civil work completed**
- 48% of **electromechanical equipments delivered**
- 82% of **engineering projects completed**

CPFL's total investment: R$ 247 million

Commercial Start-up: 4Q08

Foz do Chapecó HPP



CPFL's stake (51%)

33% completed

- 35% of **civil works completed**
- 6% of **electromechanical equipments delivered**
- 52% of **engineering projects completed**

CPFL's total investment: R$ 1.1 billion

Commercial Start-up: 3Q10

Continuous program of SPP's repowering and increase of assured energy

GENERATION

Repowered

SPP	Installed Capacity (MW)		Assured Energy (MWmedium)	
	Before	Current	Before	Current
Dourados	6.40	10.80	5.80	7.76
Esmeril	1.76	5.04	1.00	2.88
Salto Grande	3.35	4.55	3.30	2.72
São Joaquim	5.52	8.05	2.90	5.63
Gavião Peixoto	4.10	4.80	2.20	3.82
Capão Preto	5.52	4.30	1.00	2.28
Chibarro	2.28	2.60	0.70	1.69
Total	**28.93**	**40.14**	**16.90**	**26.78**

▲ 39% ▲ 58%

Addition of 9.9 MWmedium R$ 14 million/year

Repowering Projects

SPP	Installed Capacity (MW)		Assured Energy (MWmedium)	
	Current	Future	Current	Future
Andorinhas	0,51	2,40	0,46	1,50
Guaporé	0,67	5,00	0,62	3,78
Três Saltos	0,64	1,35	0,60	0,99
Total	**1,82**	**8,75**	**1,68**	**6,27**

▲ 381% ▲ 273%

Addition of 4.6 MWmedium R$ 6 million/year

ANEEL's approval/ construction beginning 2008/ 2009

Partnership to studies and implementation of SPP's

70 analysed projects and enrollment in ANEEL for 10 projects


Feasible in the medium and long term
6
60 discarted projects
4
Capacity: 75.6 MW
Estimated investment: R$ 285 million
Feasible in the short term

- Low Internal Rate of Return
- PPA´s already signed with unattractive prices
- Impracticable environmental requirements

Feasible projects in the short term

(up to 30 months)

Technical studies and enrollment in ANEEL	Basic projects and environmental studies (necessary for the previous license)	ANEEL and environmental agencies' approval	Installation License and construction of the SPP`s
OK	2008	2008/2009	24 months

Hydroeletric plants with long term concession

GENERATION

	2003	2004	2005	2006	2007[3]	2008(e)	2009(e)	2010(e)
Installed Capacity (MW)	812	854	915	1,072	1,588	1,738	1,738	2,174
Assured Energy (MWmedium)	434	472	525	571	800	862	862	1,082

Growth: Installed Capacity 48.2% (2006→2007), 9.4% (2007→2008), 25.1% (2009→2010); Assured Energy 40.2% (2006→2007), 7.7% (2007→2008), 25.5% (2009→2010)

Concession Term

2003



SPP's CPFL Geração
2027



Serra da Mesa[1]
2028

2004



Monte Claro
2036

2005



Barra Grande
2036



CPFL Sul[2]

2007



Campos Novos
2035



Lajeado
2032



SPP's CPFL Jaguariúna[3]
2015

2008(e)



Castro Alves
2036



14 de Julho
2036

2010(e)



Foz do Chapecó
2036

1) CPFL has the right of 51.54% of the Assured Energy until 2028
2) Hidroeletric projects with installed capacity ≤ 1,000 kW are not eligible to concession
3) Among the 9 SPP's of CPFL Jaguariúna, 6 are in the situation mentioned in note 2

Highlights 1Q08

CPFL Geração' SPPs
Carbon Credits Sales
Volume traded: 38,000 tonnes[1]
Gross Revenue = **€ 507 thousand**

Monte Claro HPP
Carbon Credits Auction
Volume traded until 2012: 702,000 tonnes[1]
Gross Revenue estimated= **€ 9,800 thousand**

1st deal in the world with a run of-stream HPP

2008 Goals

Castro Alves HPP	**Registration approval by CDM[2]**
14 de Julho HPP	**Registration approval by CDM[2]**
Campos Novos HPP	**Registration approval by CIMGC-MCT[3] and CDM[2]**

Ongoing Projects:

Barra Grande HPP
Foz do Chapecó HPP

Under development

1) Tonnes of CO_2 equivalent
2) CDM - Clean Development Mechanism - ONU
3) Federal body related to the Ministry of Science and Technology, responsible for the analysis of CDM projects

COMMERCIALIZATION

CPFL TOTAL
payments and services

Main services:

- **Payments and Services' Network**
  - Collection of electricity bills, telephone bills, water bills, credit card bills and others
  - Mobile phone recharge
- **Customer's Services**
  - Requests for: bill copies, debt consultations and electricity reconnection
  - Possible offering of services for other utilities
- **Services in Bills**
  - Other collections through the electricity bills: newspaper, magazines, home insurance, etc.

Points of Service

1Q07 **417** —104%→ **850** 1Q08

Expectation of 1,815 points up to 2009

Transactions – '000 units


199%
836
1.668
1Q07
1Q08

Gross Revenue – '000 units


216%
656
1.417
1Q07
1Q08

CPFL Atende

Contact Center

Main operating benefits

- **Virtual integration**
  - VoiP phone solution - possibility of call transfer to the available site, permitting more rapid services

Standardization of processes and working hours

- 24/7 commercial and emergency services
- Electronic Service

Operation in Dec/08


Campinas
"CPFL Atende" Ourinhos
Call Dispatch
Caxias do Sul

6.3 million clients served

Expected results

- Cost reduction of R$ 1.8 million/year
- Possibility of negotiating tax benefits with the municipal authorities

Opportunities

- Provide services to subsidiaries and third-parties
  - PIS/COFINS rate of 3.65% on provided services to third-parties (call center company)
- Developing the economy in CPFL Santa Cruz's region

COMMERCIALIZATION

Transmission System	Distribution System	Autoproduction projects	Fixed Asset Management
3 projects delivered in 1T08 • 128 MVA • 13.3 km LT **R$ 7 million** **14 projects under construction** • 595 MVA • 130.5 km LT **R$ 46 million**	**23 projects in 1Q08** **R$ 1 million**	**2 contracts in 1Q08** **R$ 4 million**	**Highlight:** R$ 3 million long term agreement with a big client **Opportunities:** • Sales of other services to the client • Extension to the other plants • "Knowledge Partnership" and "Learning Curve" **Negociation of CPFL - Jan to Apr/08:** • 60 contracts • 48 clients • Gross revenue: R$ 4 million

Gross Revenue - R$ Million


19
17
25
28
4
425%
21
2004
2005
2006
2007
1Q07
1Q08

Debt profile - 1Q08

Adjusted Net Debt (R$ million)



(5,969)
(6,636)
(667)
1,147
372
(5,117)
1Q08 Financial Debt[1]
Private Pension Fund
Cash & Cash Equivalents
Regulatory Asset
1Q08 Adjusted Net Debt

Adjusted Net Debt / EBITDA[2] (R$ billion)



6.28
4.39
3.78
3.70
4.42
5.09
5.12
4.92
2.85
2.25
1.74
1.57
1.53
1.64
2002
2003
2004
2005
2006
2007
1Q08
Adjusted Net Debt
Net Debt / EBITDA

1) Includes derivatives and excludes judicial deposit of R$ 382 million

2) Last twelve months EBITDA

Debt breakdown


TJLP
29%
CDI
52%
IGP
16%
Dólar
3%

Capital structure[1]


Equity
49%
Debt
51%

Debt profile improvement

Extension of CPFL Geração and RGE's debt

Offering total value:	R$ 787 million
Term:	3.0 years
Cost:	~105% of the CDI

Nominal cost of debt evolution


26.9%
19.8%
17.7%
13.9%
13.4%
12.1%
12.3%
2002
2003
2004
2005
2006
2007
1Q08

1) Adjusted net debt + Shareholders' equity

CPFL's performance in capital market – 1Q08

Share Performance – Bovespa[1]


9.1%
IBOVESPA
IEE
CPFE3
-2.6%
-4.6%

Share Performance – NYSE[1]


12.0%
Dow Jones
DJ Br 20
CPL
-4.7%
-7.6%

CPFL's performance vs. main indexes


+9.1% CPFE3
-7.0% IBrX50
-10.1% IGC
-10.5% ISE
-13.4% ITAG
JAN
FEB
MAR

Daily Average Volume – R$ million


5%
17,270
32,561
34,119
9,141
8,128
19,755
12,807
14,960
19,158
2006
2007
1Q08
NYSE
BOVESPA

1) Closing price adjusted for dividends – until Mar 31, 2008 (ON = R$35.31 and ADR = US$ 60.98)

CPFL's performance in capital market and investors proximity - 1Q08

Market Cap Evolution[1] – R$ billion


158%
20.1 R$ billion
CPFE3 NOVO MERCADO
7.8
347%
12.1 USD billion
CPL LISTED NYSE
2.7
IPO
2005
2006
2007
1Q08
May 05,2008


1 year with CPFL Energia composing the portfolio
Ibovespa

IBrX50 ISE IEE IGC IBrX ÍNDICE BRASIL itag

Commitment with the investor:

- 4 APIMEC meetings (SP, RJ, RS and BA)
- 1 Expomoney – Curitiba
- 4 Conferences – 3 national and 1 international
- 1 Non-Deal Roadshow at Europe
- 25 sell side institutions coverage

42 one-on-one meetings


CPFL ENERGIA

1) Closing price not adjusted for dividends – (Each period last day closing price)

Proxy Statement's launching in February/2008

Main Benefits

- Transparency, equality and justification of accounts
- Synthetic and clear view of the informations related to General Shareholders' Meeting
- Facilitated understanding of the proposals
- Encourage shareholders to participate in the company's corporate events schedule

First time ASM in April 9th, 2008


Manual para Participação em Assembléias Gerais de Acionistas
Assembléias Gerais Extraordinária e Ordinária
CPFL Energia
9 de abril de 2008
CPFL

CPFL Energia is part of the select group of Brazilian companies which have the Manual

CPFL Cultura – "Espaço Cultural" with a new brand and concept

"Espaço Cultural" in Campinas

- Absolute success in 5 years
  - Approximately 2,500 activities
  - 350,000 visitors
  - 220 edited programs with 3 weekly shows and 150,000 viewers per show
  - Collection of 1,000 registers, 600 speechs and debates and 144 plays teather

CPFL Cultura: improved concept, present in several regions and digitally

- Encouragement of cultural and social integration
- Social inclusion in the educational area (Libraries/Film Libraries)

cpflcultura

Café Filosófico



Activities concentrated in Campinas are now present in cultural and social life of CPFL's other concession areas

Bauru | Caxias do Sul | Ribeirão Preto | Santos | Sorocaba

CPFL ENERGIA

CPFE3 NOVO MERCADO

1Q08

CPL LISTED NYSE